Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the seven-month period ended July 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the seven-month period ended July 31, 2020 and 2019 has been publi-
shed on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated Sep-
tember 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of
Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which con-
form with the international standards of accounting and financial reporting issued by the International Accounting Standards Board
(IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Jul'20	Jul'19
Total loans			23.518.664	22.429.199
Total assets			37.989.607	32.615.877

Deposits and other demand liabilities			5.426.502	4.340.202
Time deposits and other time liabilities			12.732.830	11.189.910
Interbank borrowings			4.483.243	2.203.546
Debt instruments issued			6.204.360	6.740.275

Equity			2.574.717	3.636.387
Total equity attributable to equity holders of the Bank			2.498.804	3.406.932
Non-controlling interest			75.913	229.455

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of Financial Hedges[1] and Impairment adjustment[2]

In Ch$ million	7M'20	7M'19	7M'20	7M'19
Net operating profit before provision for loan losses	642.264	704.104	632.791	698.839
Provisions for loan losses[3]	(209.746)	(136.914)	(206.290)	(134.770)
Total operating expenses	(1.217.000)	(424.926)	(408.153)	(424.926)
Operating income (loss)	(784.482)	142.264	18.348	139.143
Income from investments in companies	1.344	2.148	1.344	2.148
Operating income before income taxes	(783.138)	144.412	19.692	141.291
Income taxes	36.842	(34.517)	8.313	(31.396)
Consolidated income for the period	(746.296)	109.895	28.005	109.895

Net income attributable to holders of the Bank	(737.245)	103.409	26.779	103.409
Non-controlling interest	(9.051)	6.486	1.226	6.486

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted.

3 - Includes Ch$34.5 billion of additional provisions established during the 7M period ended July 31, 2020 (Ch$6.0 billion during the 7M period ended July 31, 2019), from which Ch$15.0 billion where established in July 2020 (Ch$6.0 billion in July 2019).

This financial information shall be considered provisional until the official figures are published by the Chilean Commission for the
Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer